SECUR[illegible] 05037304 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53331

SEC MAIL RECEIVED PROCESSING
FEB 25 2005
WASH., D.C. SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kevin Dann & Partners, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Madison Avenue, 4th Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David J. Dempsey (212) 901-4061
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David J. Dempsey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kevin Dann & Partners, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

ELLYSATYAWATI
01SA6069893
Notary Public, State of New York
Qualified in Kings County
My Commission Expires 02/11/06

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kevin Dann & Partners, LLC

Statement of Financial Condition
December 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Members of
Kevin Dann & Partners, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Kevin Dann & Partners, LLC (the "Company") at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2005

Kevin Dann & Partners, LLC
Statement of Financial Condition
December 31, 2004

Assets	
Cash equivalents	$ 845,324
Receivable from brokers, dealers and clearing organization	696,759
Securities owned, at market value	289,774
Fixed assets and leasehold improvements, at cost, less accumulated depreciation and amortization of $392,514	109,172
Other assets	42,829
Total assets	$ 1,983,858
Liabilities and Members' Equity	
Accrued compensation	$ 335,230
Payable to brokers, dealers and clearing organization	95,771
Accrued expenses and other liabilities	132,616
Total liabilities	563,617
Members' equity	1,420,241
Total liabilities and members' equity	$ 1,983,858

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

Principal Activities
Kevin Dann & Partners, LLC (the "Company") is a limited liability company registered in Delaware. The members' liability is limited to their capital contributions. The Company has both Common and Series A Redeemable Preferred Interest Members.

The Company is engaged in institutional equities brokerage, principal trading and investment banking. The Company's revenues are derived primarily from commission revenues and from trading as principal in equity securities. The Company clears its transactions on a fully disclosed basis through Banc of America Securities LLC. The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc.

2. Summary of Significant Accounting Policies

Cash Equivalents
The Company defines cash equivalents as highly liquid investments with original maturities of three months or less. At December 31, 2004, the Company's cash equivalents were held in a money market mutual fund.

Securities Transactions
Transactions in securities, commission revenues and related expenses are recorded on a trade date basis. Securities owned are recorded at market value based on quoted market prices using close of business exchange quotations.

Certain commissions are related to soft-dollar arrangements. These arrangements include expenditures related to research and other services to customers in return for these commissions. At December 31, 2004, there was approximately $8,900 included in other liabilities for payables related to expenditures for these soft-dollar arrangements.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Credit Risk
In the normal course of business, the Company is exposed to risk of loss from the inability of brokers and dealers and financial institutions to pay for purchases or to deliver the financial instruments sold, in which case the Company would have to sell or purchase the financial instruments at prevailing market prices. However, the Company mitigates risk by dealing primarily with large United States financial institutions and through reporting and control procedures.

Fair Value of Financial Instruments
The Company's financial instruments are cash equivalents, securities, payables and receivables. The recorded values approximate their fair values based on their short-term nature or are recorded at market value.

Income Taxes
The Company is not subject to federal and state income taxes. The members are liable for the payment of such income taxes based on the Company's taxable income. The Company is subject to New York City unincorporated business taxes.

Fixed Assets and Leasehold Improvements
Fixed assets and leasehold improvements are depreciated using the straight-line method over useful lives of three to five years. Leasehold improvements are amortized using the straight-line method over the term of the lease or the estimated useful life of the asset, whichever is shorter.

3. Letter of Credit

As of December 31, 2004, the Company has an uncollateralized letter of credit for $236,736 from its clearing broker to satisfy a security deposit for its office lease.

4. Receivable From and Payable to Brokers, Dealers and Clearing Organization

As of December 31, 2004, the receivable from and payable to brokers, dealers and clearing organization comprised:

	Receivable	Payable
Commissions receivable from clearing organization	$ 205,648	$ -
Payable to brokers and dealers		95,771
Cash held as collateral by clearing organization	491,111	-
	$ 696,759	$ 95,771

5. Securities Owned

As of December 31, 2004, the securities owned balance comprised of listed United States equities and American Depository Receipts.

6. Off Balance Sheet Risk

The Company clears all of its securities transactions through the clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2004, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

7. Commitments

The Company has obligations under one lease agreement for office space which expires on June 30, 2008, and provides for minimum rental payments of the following amounts:

Year Ending December 31,	Future Minimum Payments
2005	$ 432,545
2006	443,820
2007	358,719
2008	146,886
	$ 1,381,970

The leases contain provisions for rent escalation based on costs incurred by the lessor.

8. Members' Capital

The Company has both Common and Preferred Interest Members as defined by the Company's Limited Liability Agreement, as amended. The Preferred Interest Members have made capital contributions to the Company. In consideration of their capital contributions, Preferred Interest Members are entitled to a stated cumulative preferred return on their initial capital contributed which is payable annually from the net income of the Company until their capital contributions have been fully redeemed (redeemable at the sole discretion of the Company). To the extent that the entire amount of the preferred return owed to the Preferred Interest Members is not distributed to them in any year, the deficiency shall carry forward to the next year and be added to the preferred return payable in succeeding years. Upon redemption of all preferred interests, the Preferred Interest Members shall automatically receive common interests. Common Interest Members do not receive capital distributions, except for allowable tax distributions, until the original capital contributions made by the Preferred Interest Members have been redeemed. The Limited Liability Agreement stipulates the redemption features for Common Interest Members. Preferred return of $459,528 has been allocated but not distributed to Preferred Interest Members.

9. Net Capital Requirements

The Company, as a broker-dealer, is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. Under the Rule, the Company is required to maintain minimum net capital equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2004, the Company had net capital of $1,242,103 which was $1,142,103 in excess of its required net capital of $100,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors of Internal Accounting Control Required by SEC Rule 17a-5

To the Members of
Kevin Dann & Partners, LLC

In planning and performing our audit of the financial statements and supplementary schedules of Kevin Dann & Partners, LLC (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);

2. Making the quarterly securities examination, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

New York, New York
February 25, 2005